                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-16286
CUSIP NUMBER:  584956-20-5

Check one:    Form 10-K       Form 20-F       Form 11-K
           ---             ---             ---
                  X Form 10-Q          Form N-SAR
                 ---                ---

                  For Period Ended:   September 30, 1997

PART I. - REGISTRANT INFORMATION

     A.   Full Name of Registrant - MEDPLUS CORPORATION

     B. Address of Principal Office - 8 S. Nevada Avenue, Suite 500, Colorado Springs, Colorado 80903

PART II. - RULES 12b-25(b) AND (c)

     The subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant states the following:

     A. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     B. The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

     C. The accountant's statement or other exhibit required by Rule 12b-25(c)) is not applicable.

PART III. - NARRATIVE

     The Registrant's annual report on Form 10-QSB could not be filed within the prescribed time period due to the temporary unavailability of the accountants.

PART IV. - OTHER INFORMATION

     A.   Name of Person to Contact in Regard to this Notification:
     William N. Levy, Esq.  (609) 751-9494.

     B. All other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports.

     C. It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

     MEDPLUS CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                         By:  /s/Tim C. DeHerrera
                              ----------------------------
                              Tim C. DeHerrera, President
Date:  November 14, 1997